Filed pursuant to Rule 433
Registration No. 333-130663
“Home”
What if we could plant a seed in the ground and grow energy? We can and we are.
First United Ethanol, LLC is in the business of growing energy.
We invite you to grow with us.
First United Ethanol, LLC or FUEL is a progressive company with deep roots in South Georgia. A small group of farmers and businessmen cultivated an idea that has grown into a company that will generate wealth and economic development for our region. If you would like to learn more about our company, please view our slide show [Link to “Presentation”]. If you are interested in growing with us, please click here [Link to “FUEL IPO”] to take you to FUEL’s IPO page.
IMPORTANT NOTICE TO INVESTORS:
FIRST UNITED ETHANOL, LLC (“FUEL”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents FUEL has filed with the SEC for more complete information about FUEL and this offering. You may get this information for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, FUEL will arrange to send you the prospectus if you request it by calling (229) 522-2822; emailing us at info@firstunitedethanol.com or visiting our web site at www.firstunitedethanol.com.
[Link to “Our Vision” | Link to “Contact Us” | Link to “Educational Media”
| Link to “Useful Links”| Link to “Directors’ Page”]

“Our Vision”
FUEL is dedicated to constructing a 100 MGY corn-based ethanol manufacturing facility in southwest Georgia’s corn-belt region. This will be a destination plant, which strategically creates value by being close to the customers and markets it serves. The facility will introduce a local source of distiller grains, which will redefine the regionís poultry, cattle, and dairy feed industries. In addition, the facility will provide a new source of carbon dioxide to the southeast region which provides further manufacturing opportunities to the region. In addition to the economic impact to the region, the plant will provide farmers in the region with options to current crops, which will likely have significant subsidy pressure in the future. This project will continue to align with federal policy, which includes creating more energy security for the U.S., while sustaining or improving the environmental integrity of our air, soil and water.
MISSION STATEMENT
FUEL’s mission is to provide economic opportunity to the southwest Georgia region by developing energy crop and biomass feedstock markets; and to maximize investor value with emerging co-product markets, providing creative energy solutions and being a low cost provider of fuel ethanol.
[Link to “Home”]

“Contact Us”
First United Ethanol, LLC
Post Office Box 386
2 West Broad Street
Camilla, Georgia 31730
(229)-522-2822
(229)-522-2824 fax
[Link to “Email”] info@firstunitedethanol.com
If there are any errors of any sort, large or small, on this webpage, please let us know so that we may address them as soon as possible.
Thank you.
[Link to “Home”]

“Educational Media”
The following items are provided so that interested persons can learn about us and find out when and where they can hear and talk to us personally.
•	[Link to “SB-2 Filing”] (located on the SEC’s website archives)

•	Calendar (Unfortunately our calendar is unavailable at this time.)
[Link to “Home”]

“Useful Links”
The following links are all external; ie, they are not connected with FUEL’s website and we are not involved in their production or maintenance (nor were we involved in their creation). We do, however, feel they could be useful to persons interested in ethanol and the opportunities it represents.
[Link to “Renewable Fuels Association”] http://www.ethanolrfa.org/
[Link to “Fagen, Inc.”] http://www.fageninc.com/
[Link to “American Coalition for Ethanol”] http://www.ethanol.org/
[Link to “ICM, Inc.”] http://www.icminc.com/
[Link to “Home”]

“Directors’ Page”
Board of Directors

Murray Campbell
Miley Adams	Bryant Campbell	2281 Highway 37
6106 Old Ga Hwy 3	246 Main St	Camilla, Georgia 31730
Camilla, Georgia 31730	Camilla, Georgia 31730	336-7068 home
336-7871 home	336-7911 home	336-6560 cell
328-7700 cell	336-6255 cell	murray@firstunitedethanol.com
mileyadams@bigplanet.com	lbccattle@yahoo.com	mcampbel@surfsouth.com

Steve Collins	Tommy Dollar	Mike Harrell
5265 Old GA Hwy 3	P.O. Box 68	P.O. Box 1510
Camilla, Georgia 31730	Bainbridge, Georgia 39818	Bainbridge, Georgia 39818
336-1727 home	248-2750w 248-2760 gin	246-1553x126
336-3362 cell	220-8840 cell	400-3774 cell
s71collins@aol.com	thdollar@bellsouth.net	mike@inland-stores.com

Terry Hart		Robert L. “Bob” Holden, Sr.
2825 Burlington Rd	Tommy L. Hilliard	3670 Old 179 N.
Albany, Georgia 31721	P.O. Box 476	Whigham, Georgia 39897
436-5948h/435-6629w	Camilla, Georgia 31730	377-4071work
343-8701 cell	336-5607h/336-5271w	378-7671cell
thart@omnitrax.com	tommy@pcbankonline.com	bobholden9@aol.com

Jack Hunnicutt	John B. “Bubba” Johnson	Harris Morgan
766 Ga Hwy 111	7695 Highway 37	P.O. Box 394
Moultrie, Georgia 31768	Camilla, Georgia 31730	Camilla, Georgia 31730
985-7841h	336-5783 home	336-7758w/336-0326h
890-0625/334-534-4431cell	869-0218 cell	336-6772 cell
kjhunnicutt@alltel.net	johnbubbajohnson@msn.com	harris@camillahealth.com

Donald Shirah
2227 Red Hill Rd
Camilla, Georgia 31730
294-4361home
347-5616 cell

Advisory Board

Greg Calhoun
Lucius Adkins		1393 Yates Springs Rd
Rt 1 Box 1365	T.E. “Gene” Allen, III	Brinson, Georgia 39825
Newton, Georgia 39870	RFD 1, Box 25	246-7090 work
734-5269 home	Shellman, Georgia 39886	758-2238 home
734-4466 work	679-5612	254-4756/400-3083
328-7147 cell	310-9200 cell	pgcfarms@surfsouth.com
luciusadkins@earthlink.net	teallen@alltel.net	gcal@vol.com

	Cader B Cox, III	Rob Holton
	11835 Riverview Rd	215 Byron Plantation Rd
Conner Collins	Camilla, Georgia 31730	Albany, Georgia 31721
565 NE Bay St	294-8496 home	420-4400 home
Edison, Georgia 39846	294-4904 work	334-696-2265 fax
835-2244 work	cader@riverviewplantation.	254-0812 cell
ccinc@alltel.net	com	334-696-4401 work

	Bo Jones	G. Davis Lewis, Jr.
Randy Hudson	P.O. Box 46	616 Southside Dr
P.O. Box 527	Thomasville, Georgia 31799	Blakely, Georgia 39823
Ocilla, Georgia 31774	226-2541 work	723-5928
468-5397 cell	221-6878 cell	724-3273 cell
randyhudson@mchsi.com	boiv98@hotmail.com	lewisappraisal@alltel.net

Mike McLean
	Chad Mathis	P.O. Box 2587
John H Masters	Rt 2 Box 410	Moultrie, Georgia 31776
6505 Walker Ducker Str Rd	Arlington, Georgia 39813	985-1148 work
Albany, Georgia 31721	725-6569 home	985-3547 home
436-1372	254-6569 cell	873-2035 cell
johnhmasters@prodigy.net	mathis107@bellsouth.net	mike@moultriega.net

Doyle M. Medders	Rick Moss
1801 Medders Rd	3256 Funston-Sale City Rd	T.E. Moye
Sylvester, Georgia 31791	Doerun, Georgia 31744	Rt 1 Box 1465
776-8595 work	782-5177 home	Newton, Georgia 39870
881-7015 cell	891-1797 cell	734-6270
meddersirrigation@yahoo.com	rickmoss8@aol.com	328-7204 cell

	Ralph Powell	Charles “Chuck” Stafford
Mike Newberry	144 Dogwood Loop	1473 14th St N.W.
846 Hwy 216	Bainbridge, Georgia 39819	Cairo, Georgia 39828
Arlington, Georgia 39813	243-0990 work	377-6309 home
725-3271 home	246-9446 fax	377-7200 work
254-1007 cell	243-9367 home	977-0341 cell
hillsidefarms@direcway.com	254-9367 cell	staffordc@unbonline.com

David Stallings	Richard Vann
P.O. Box 119	55 Windingwood Lane
Camilla, Georgia 39828	Thomasville, Georgia 31792
377-3333 work	226-3535 work
221-4655 cell	221-5119 cell
stallings@syrupcity.net	richardvann@bankcb.com
[Link to “Home”]

“Presentation”
•	If you would like to simply view the slides statically, click [Link to “Power Point Presentation”].

•	If you would like to view the presentation (with voiceover), click [Link to “Power Point Presentation” with voiceover]
(Both require Flash plug-in. Can be obtained from Adobe.)
[Link to “Home”]

“POWERPOINT PRESENTATION”

Project Goals Economic Development Regional Wealth Generation Cost Savings for the Poultry Feed Industry Provide a Catalyst for Other Industries Provide Farmers with Alternatives Do What is Good for America (Energy Situation, National Security, Environmental, etc.).

Project Development to Date: Creation of Company: March 2005 Project Management: Retained Clint Thompson Feasibility Study: ProExporter Completed in June 2005. Letter of Intent: Signed a letter of intent with Fagen Seed Capital: In August/September 2005, we expanded the Board of Directors/Advisory Board and secured $1.2MM of seed capital. Financials: On September 30, 2005, we closed our books for SEC audit. Our management has prepared financial forecasts based upon data gathered from operations of similarly sized plants and industry information. Business Plan & Registration Statement: On December 23rd 2005 we filed our SB2 with the U.S. Securities and Exchange Commission. 1st comments received on January 23, 2006. January 10th,2006: Project Construction Scheduled by Ron Fagen, begin moving dirt October 15th,2006 & pouring concrete on January 3rd, 2007

Project Team

Board of Directors
Project Management
Thompson, Hoffman & Company
Local Project Management
Alicia Shirah
Project Capitalization
Bioenergy Capital
Consultants
Construction/ Engineering
Fagen, Inc.
ICM
Stevenson & Palmer
Legal
Corporate:
Troutman Sanders
Securities
Brown, Winick, Graves, Gross, Baskerville & Schoenebaum, P.L.C.
Local
Patrick Millsaps
Accounting
Christianson & Associates
Hein & Associates
Richard Waters
Mauldin and Jenkins
Strategic Partners
OmniTRAX
El Paso Natural Gas & MGAG
Public Entities
Marketers

Project Team Board of Directors Project Management Project Capitalization Thompson, Hoffman & Company Bioenergy Capital Consultants Legal Corporate: Troutman Sanders Securities Brown, Winick, Graves, Gross, Baskerville & Schoenebaum, P.L.C. Local Patrick Millsaps Accounting Christianson & Associates Hein & Associates Richard Waters Mauldin and Jenkins OmniTRAX El Paso Natural Gas & MGAG Public Entities Marketers Strategic Partners Local Project Management Alicia Shirah Construction/ Engineering Fagen, Inc. ICM Stevenson & Palmer

Study Area

Camilla, GA Study Area
50.0 mi
60 min
GEORGIA
FLORIDA
ALABAMA
Albany
Tallahassee
Thomasville
Valdosta
Bainbridge
Sylvester
Moultrie
Cairo
Dawson
Blakely
Colquitt
Pelham
Meigs
Quitman

fuel

Study Area

Feedstock & Major Costs

Production, Recent Year, Mil Bu
©2005, The ProExporter Network®
Scale
10
2

Source: ProExporter Feasibility Study

<u>17 County Area Regional Situation</u>

-2.2 Mil Bu (04-05)

<u>Corn Needed</u>

~36 MM Bushels

<u>Corn Supply</u>

•$0.025/Bushel Local Basis Impact

•Eastern Cornbelt

•$2.69/Bushel

Feedstock & Major Costs 17 County Area Regional Situation -2.2 Mil Bu (04-05) Corn Needed ~36 MM Bushels Corn Supply $0.025/Bushel Local Basis Impact Eastern Cornbelt $2.69/Bushel Source: ProExporter Feasibility Study

Ethanol Drivers

4000
3500
3000
2500
2000
1500
1000
500
0
(Ethanol Production - Million Gallons)
$1.40
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
(Gasoline Wholesale - $/gallon)
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
Ethanol Production
Gasoline (wholesale)

Source: Energy Information Administration

Ethanol Drivers Source: Energy Information Administration

Ethanol vs. Gasoline

Chicago Spot Prices - Ethanol vs. Unleaded Gasoline
$/Gallon
$3.50
$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
1/3/1995
6/22/1995
12/13/1995
6/4/1996
11/21/1996
5/15/1997
11/3/1997
4/28/1998
10/15/1998
4/9/1999
9/28/1999
Date
Regular Unleaded Gasoline Chicago Pipeline Spot
Ethanol Chicago Spot

Source: United BioEnergy LLC

fuel

Ethanol vs. Gasoline Source: United BioEnergy LLC

Ethanol Price & Other Revenue Streams

Ethanol Price History
(Source: Hart's OxyFuel News)
New Orleans
Memphis
Nashville
Richmond
Dollars per Gallon
$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
1/7/1999
4/7/1999
7/7/1999
10/7/1999
1/7/2000
4/7/2000
7/7/2000
10/7/2000
1/7/2001
4/7/2001
7/7/2001
10/7/2001
1/7/2002
4/7/2002
7/7/2002
10/7/2002
1/7/2003
4/7/2003
7/7/2003
10/7/2003
1/7/2004
4/7/2004
7/7/2004
10/7/2004
1/7/2005
4/7/2005
7/7/2005

Source: ProExporter Feasibility Study

fuel

Ethanol Price & Other Revenue Streams Source: ProExporter Feasibility Study

State Average Ethanol Rack Prices

ND
MN
SD
WI
MI
IA
NE
IL
IN
OH
KS
MO

Date: Wednesday, March 15, 2006

Iowa: 2.4287

Illinois: 2.4107

Kansas: 2.4184

Michigan: 2.3190

Minnesota: 2.3190

Missouri: 2.50

North Dakota: 2.4628

Nebraska: 2.43

South Dakota: 2.4859

Wisconsin: 2.5515

Averages provided by:

AXIS Petroleum

AMERICAN COALITION FOR ETHANOL

fuel

State Average Ethanol Rack Prices Date: Wednesday, March 15, 2006 Iowa: 2.4287 Illinois: 2.4107 Kansas: 2.4184 Michigan: 2.3190 Minnesota: 2.3190 Missouri: 2.50 North Dakota: 2.4628 Nebraska: 2.43 South Dakota: 2.4859 Wisconsin: 2.5515 Averages provided by: For updated information, go to www.axxispetro.com/ace.shtml

Proposed Uses of Funds Plant Construction $113,416,576 Land & Site Development $5,048,424 Railroad & Utilities $5,880,000 Administration Building, Insurance, $4,965,000 Contingencies & Misc. Inventory & Working Capital $11,000,000 Financing, Organizational Preproduction Costs $3,190,000 Total Uses of Funds $143,500,000

Cash Corn Differential Georgia Compeitive Advantage Carbon Dioxide Ethanol Transportation Biomass Energy Georgia Corn Basis 0.31 0.09 0.14 0.19 DDGs 0.11 34.6 31.6 CO2 0.09 Ethanol Transportation 0.14 Biomass Energy 0.19 A Georgia ethanol plant is at a $0.31/ bushel disadvantage due to corn price Ethanol transportation provides $0.14/ bushel advantage for a GA ethanol plant CO2 provides a $0.09/ bushel advantage for a GA ethanol plant DDGs provide an $0.11/ bushel advantage for a GA ethanol plant. Just what are the economics associated with a Georgia Destination Plant? Biomass energy sources provide a $0.19/ bushel advantage for a Georgia ethanol plant 1 1 10-Year historical average cash corn differential between Nebraska and Georgia ($2.67 - $2.36 = $0.31) Distillers grains trades at a 10% premium above the value of corn. A $0.31 cash corn differential results in a $3.9MM distillers grain revenue or $0.11 per bushel advantage for a Georgia 100MM gallon plant. A Georgia corn ethanol plant will recover carbon dioxide released from the fermentation process and sell the gas to a market at $15/ton.Midwest plants do not capture this gas due to the number of sources and value ($4/ton). This results in a $3.3MM revenue or $0.09 per bushel advantage for a Georgia 100MM gallon plant. Ethanol from the Midwest has to be transported to Northeast, Southeast or West coast markets. The transportation advantage for being in the market vs. shipping to the market is $0.05/gallon. Biomass gasification energy sources will save a minimum of $2 mcf or a $7MM savings to a Georgia plant resulting in a $0.19/bushel advantage for a Georgia Ethanol plant 2 2 3 3 4 4 5 5 Data is a result of Management Team Research and Analysis

Park map

Source: Mitchell County Development Authority

Park map Source: Mitchell County Development Authority

Rail design

LEGEND:
PROPOSED TRACKS
EXISTING TRACKS
NS RIGHT OF WAY
EXISTING ASPHALT
PROPOSED ASPHALT
EXISTING UTILITIES
PROPOSED STRUCTURES
SITE BOUNDARIES
GEORGIA & FLORIDA RAILROAD
EXISTING GAS LINE
CONCEPTUAL
MITCHELL COUNTY, GEORGIA
GRAPHIC SCALE
ETHANOL PLANT
RAILROAD TRACK LAYOUT
MITCHELL COUNTY
GEORGIA

Rail design

229-522-2822 info@firstunitedethanol.com Note: This is VeraSun Energy, LLC, in Aurora, SD, which is similar to the plant that FUEL will build.

“VOICEOVER SCRIPT”

What if we could plant a seed in the ground and grow energy? We can and we are. First United Ethanol, LLC is in the business of growing energy. We invite you to grow with us.
First United Ethanol, LLC or FUEL is a progressive company with deep roots in South Georgia. A small group of farmers and businessmen cultivated an idea that has grown into a company that will generate wealth and economic development for our region.
In the United States, we burn over 140 billion gallons of gasoline per year. Approximately two-thirds of that oil is imported. Half of that imported oil is from countries who are not only unstable but who hate the United States. This is occurring while global competition for hydrocarbons is becoming very competitive. Thus is born the need for a mobile fuel molecule. A mobile fuel molecule is something which can easily be put in your car’s fuel tank and driven on America’s highways.
We want to take this opportunity to introduce ethanol as a mobile fuel molecule but we assure you that technology has come a long way since the moonshine stills of yesteryear.
We are building a modern ethanol production facility that is actually a mobile fuel molecule refinery. The FUEL facility will be very similar to this plant.
Although the production facility is technologically advanced, the process for making alcohol is the same as it always has been. The changes occur in the efficiency and the purity of the product. This chart outlines the process. Ethanol production produces two valuable co-products, distillers grains and carbon dioxide. Distillers grains can be sold wet as feed for the dairy and beef industry or can be dried and sold as dried distillers grains which can be included in rations for the poultry and hog industry. The carbon dioxide captured from the process can be turned into dry ice or liquefied. There is a large demand for carbon dioxide in the Southeast.
In August 2005, Congress passed the Energy Policy Act which dictates that our country use 7.5 billion gallons of renewable fuels by 2007. In the past, ethanol has been used as an oxygenate to help gasoline burn cleaner. The renewable fuel standard will move ethanol into the mainstream as a mobile fuel molecule.
7.5 billion gallons of capacity as dictated by the Energy Policy Act will serve as a floor rather than a ceiling as car manufacturers are leading the way in producing flex-fuel vehicles which operate on E85 which is blend of 85% ethanol and 15% gasoline. The Atlanta market is currently selling some E10 which is a blend of 10% ethanol and 90% gasoline. This blend can be used in any vehicle.
Most of the ethanol plants operating in the U.S. are located in the cornbelt, which refers to the part of the country where the majority of our corn is grown. New plants are beginning to move into new areas of the country as the markets for ethanol expand.

Ethanol production will follow the demand for ethanol which will be higher in the more populated areas of the country. The Southeast represents one of the largest ethanol markets in the United States as well as offering an excellent market for dried distillers grains and carbon dioxide.
A group of farmers and businessmen from Mitchell County funded a feasibility study on operating a 100 million gallon dry mill ethanol plant. After they reviewed the findings and determined it to be a worthwhile project, they wanted to expand the project to include representation from 12 surrounding counties across Southwest Georgia; many of whom brought specific talents from their respective industries to our board.
Our board has developed fundamental goals for this project with the emphasis being on creating an economic boost for Southwest Georgia.
FUEL has been on a fast pace since its founding in March 2005. We are scheduled to begin ground work on October 15 and expect to begin construction on January 3, 2007. The construction is expected to take 14-16 months. We expect to be producing ethanol at full capacity in the spring of 2008.
Our board of directors realized the need to utilize industry professionals and have retained an impressive group of advisors and associates to help develop the project.
The major component of a corn based ethanol plant is obviously corn; therefore the feasibility study examined the current local corn production.
As we anticipated, the local 17 county area of Southwest Georgia was found to be a corn deficit region. It was determined that our new plant would impact the corn price basis by 2.5 cents. This combined with the 10 year average price gave us a $2.69 historical price.
The production of ethanol has in the past tracked the price of gasoline.
The price of ethanol has historically tracked the price of gasoline.
We looked specifically at southeast regional ethanol prices in our feasibly study. The red line on this chart is the average price of $1.23 used in our feasibly study.
The prices indicated show the price of ethanol bought on an on-demand basis.
Our 100 million gallon plant will be built at a cost of $143.5 million dollars.
The cost of production of ethanol has been reduced drastically over the past few decades thus making it a competitively priced fuel as compared to gasoline.

First United Ethanol, LLC will be a destination plant meaning we will begin production by bringing in by rail the majority of the 36 million bushels of corn needed to produce 100 million gallons of ethanol on an annual basis. Just what are the economics associated with a Georgia destination plant? A Georgia ethanol plant must begin its operation at a 31 cents per bushel disadvantage due to corn price. However, our research shows that our carbon dioxide and dried distillers grains markets may provide distinct advantages over those markets in the cornbelt. In addition, when we combine those market advantages with anticipated cost-savings from a bio-mass alternative energy source, we expect to have a competitive advantage over ethanol plants located in the cornbelt. These advantages in conjunction with the cost savings involved in transporting ethanol to our growing eastern and southern markets are expected to provide us with a 22 cents per bushel advantage over non-destination plants.
First United Ethanol, LLC will be the first business located in the Mitchell County Industrial Park located west of Highway 19 between Camilla and Pelham.
Our plant will be located inside a loop rail track as shown here.
We hope we have planted a seed of energy for you in our project as we prepare to grow energy for tomorrow. We invite you to grow with us.

“FUEL IPO”
WELCOME TO THE FUEL IPO
IMPORTANT NOTICE TO INVESTORS:
FIRST UNITED ETHANOL, LLC (“FUEL”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents FUEL has filed with the SEC for more complete information about FUEL and this offering. You may get this information for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, FUEL will arrange to send you the prospectus if you request it by calling (229) 522-2822; emailing us at info@firstunitedethanol.com or visiting our web site at www.firstunitedethanol.com.
[Link to “Summary”][Link to “Preliminary Prospectus”][Link to “Learn More About Fuel”]
[Link to “Indication of Interest”][Link to “Contact Us”][Link to “Home”]
A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BUT HAS NOT YET BECOME EFFECTIVE. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS COMMUNICATION SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH JURISDICTION.
NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE REGISTRATION STATEMENT BECOMES EFFECTIVE, AND ANY SUCH OFFER MAY BE WITHDRAWN AND REVOKED WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME PRIOR TO NOTICE OF ITS ACCEPTANCE GIVEN AFTER THE EFFECTIVE DATE. AN INDICATION OF INTEREST IN RESPONSE TO THIS ADVERTISEMENT WILL INVOLVE NO OBLIGATION OR COMMITMENT OF ANY KIND.

“Indication of Interest”
FUEL Indication of Interest Form
FUEL
Post Office Box 386
2 West Broad Street
Camilla, Georgia 31730
(229)-522-2822
Officers and Directors:
I have reviewed the Preliminary Prospectus for FUEL dated March 13, 2006. Based upon my review, I understand and acknowledge the following:
1. The prospectus which I reviewed is preliminary and subject to amendment. The Final Prospectus will not be available until such time as the Securities and Exchange Commission has completed its review of the registration filing of FUEL and the Offering becomes effective.
2. That during my review, I particularly noted the sections pertaining to “Risk Factors” and “Suitability Standards”.
3. That you cannot accept investment funds, a firm commitment to invest or my Subscription Agreement until such time as the Offering has become effective and you have delivered to me a copy of the Final Prospectus.
4. That my indication of my maximum, potential investment, set forth below, in no way obligates me, in any way, to invest.
5. That you are under no obligation, in any case, to accept my Subscription Agreement or investment.
6. I understand that I must only rely on the information contained in the Final Prospectus and its Exhibits and that I am not to rely on any other representations, either written or verbal, in making my investment decision.
In acknowledging the foregoing, I request that you send me, at the mailing address or e-mail address below, a copy of your Final Prospectus when it becomes available.

Instructions: Please fill out the online Indication of Interest form that will email your response to First United Ethanol, LLC. Any further questions should be directed to our Chairman, Murray Campbell at 229-522-2822 or via [Link to “Email” info@firstunitedethanol.com]. Alternatively, you may download and print out a hard copy of the form [Link to “Form of Indication of Interest”]. Our preliminary prospectus can be viewed on [Link to “Prospectus”]. To return to our home page, follow this [Link to “Home”].

Name:
Address:
City:
State:
Zip:
Telephone:
Estimated Amount of Investment:
Email Address:
[Link to “Submit”] [Link to “Clear”]

“Form of Indication of Interest”
INDICATION OF INTEREST

No offer to buy the securities can be accepted and no part of the purchase price can be received until the registration statement has become effective, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date. An indication of interest will involve no obligation or commitment of any kind.

Instructions: Please indicate your investment interest in the space provided below and direct your response to First United Ethanol, LLC at P.O. Box 386 Camilla, Georgia 31730. Any questions should be directed to our Chairman, Murray Campbell at 229-522-2822.

Name:

Address:

City, State and Zip:

Telephone:

Email Address:

Anticipated Investment Amount: $
Date:
Investors indicating an interest will be provided with a final Prospectus after the effective date and prior to acceptance of any offer by delivery of the final Prospectus to the mailing address or email indicated above.